January 29, 2015

To the Trustees of

John Hancock Collateral Trust

601 Congress Street

Boston, MA 02210

Re:    Expense Limitation Letter Agreement

With reference to the Advisory Agreement entered into by and between John Hancock Advisers, LLC (the “Adviser”) and John Hancock Collateral Trust (the “Trust”), on behalf of its series John Hancock Collateral Trust (the “Fund”), we hereby notify you as follows:

1. The Adviser agrees to contractually waive its advisory fee for the Fund as set forth in the appendix attached hereto.

2. We understand and intend that the Trust will rely on this undertaking in accruing the Fund’s expenses for purposes of calculating its net and gross asset value per share, and for other purposes permitted under the Investment Company Act of 1940, as amended, and we expressly permit the Trust so to rely.

Very truly yours,

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Jeffrey H. Long
Jeffrey H. Long
Chief Financial Officer

Agreed and Accepted
on behalf of John Hancock Collateral Trust

By:	/s/ Charles A. Rizzo
Charles A. Rizzo
Chief Financial Officer

APPENDIX A

Fund Level Contractual Investment Management Waiver

For purposes of this Appendix:

The Adviser contractually agrees to waive its advisory fee by 0.45% of the Fund’s average daily net assets. This fee waiver expires April 30, 2016, unless renewed by mutual agreement of the Fund and the Adviser based upon a determination that this is appropriate under the circumstances at that time.

A-1